Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of 9 Meters Biopharma, Inc. consists of 550,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock.

Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, as amended (the “Charter”) and our amended and restated bylaws (the “Restated Bylaws”), which are included as exhibits to this Annual Report on Form 10-K, and to the provisions of applicable Delaware law.

On October 17, 2023, we effected a 1-for-20 reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split did not change the number of authorized shares of capital stock or cause an adjustment to the par value of our capital stock. Pursuant to their terms, a proportionate adjustment was made to the per share exercise price and number of shares issuable under our outstanding stock options and warrants. The number of shares authorized for issuance pursuant to our equity incentive plans have also been adjusted proportionately to reflect the Reverse Stock Split.

As used in this exhibit, the terms the “Company,” “we”, “us”, and “our” mean 9 Meters Biopharma, Inc.

Common Stock

Our Charter authorizes the issuance of 550,000,000 shares of Common Stock.

Our authorized but unissued shares of Common Stock are available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any securities exchange or automated quotation system on which our securities may be listed or traded. Holders of our Common Stock have the following rights and limitations:

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Voting Rights. The holders of our Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Charter and our Restated Bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election.

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Classified Board. Our Charter provides that our Board of Directors is divided into three classes, consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board, with each class elected for staggered three-year terms expiring in successive years.

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Dividend Rights. The holders of outstanding shares of our Common Stock are entitled to receive ratably any dividends declared by our Board of Directors out of assets legally available for the payment of dividends, at the times and in the amounts as our Board may from time to time determine.

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No Preemptive or Similar Rights. The holders of our Common Stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.

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Right to Receive Liquidation Distributions. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payments of all debts and other liabilities and subject to the preferential rights, if any, on any outstanding shares of Preferred Stock and payment of other claims of creditors.

●	Fully Paid and Non-Assessable. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

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Potential Adverse Effect of Future Preferred Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and might be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate and issue in the future.

Warrants

As of December 31, 2022, the following warrants were outstanding:

•Warrants to purchase 112 shares of Common Stock, issued in January 2018, with an exercise price of $50.80 per share and set to expire in January 2023;
•Warrants to purchase 5,702 shares of Common Stock, issued in January 2018, with an exercise price of $63.60 per share and set to expire in January 2023; and
•Warrants to purchase 1,146,397 shares of Common Stock, issued in May 2020, with an exercise price of $11.788 per share and set to expire in May 2025.
Each of these warrants contains customary provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of dividends, share splits, reorganizations, reclassifications and consolidations.

Options

As of December 31, 2022, the following options were outstanding:

•Pursuant to our 2012 Omnibus Incentive Plan, as amended (the “Omnibus Plan”), options to purchase 1,192,233 shares of Common Stock, issuable with a weighted average exercise price of $20.22, of which 519,256 options are exercisable immediately. No additional grants will be made under the Omnibus Plan;

•Pursuant to our Innovate 2015 Stock Incentive Plan (the “2015 Plan”), options to purchase 179,630 shares of Common Stock, issuable with a weighted average exercise price of $29.88, all of which are exercisable immediately. No additional grants will be made under the 2015 Plan;

•Pursuant to our 2022 Stock Incentive Plan (the “2022 Plan”), options to purchase 36,880 shares of Common Stock, issuable with a weighted average exercise price of $5.27, of which 5,940 options are exercisable immediately. There are 565,120 shares of Common Stock reserved for future issuance under the 2022 Plan; and
•Pursuant to the option grant agreements granted to RDD employees and assumed by us in accordance with their terms, pursuant to the Agreement and Plan of Merger with RDD, dated as of October 6, 2019, as amended on December 17, and governed by the terms of the 2012 Plan, options to purchase 49,295 shares of Common Stock, issuable with a weighted average exercise price of $12.60 per share, all of which are exercisable immediately.
The terms of each of our 2012 Plan, 2015 Plan, and 2022 Plan include customary provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the option in the event of dividends, share splits, reorganizations, reclassifications and consolidations.

2022 Convertible Note

In July 2022, the Company issued a $21.0 million senior secured convertible note to an institutional investor (the “Holder”), which was subsequently amended and restated in November 2022 and amended in January 2023 (together, the “2022 Convertible Note”). The January 2023 amendment reduced the outstanding principal amount to approximately $4.95 million in exchange for $16.8 million of restricted cash. The 2022 Convertible Note matures in July 2025, carries an original issuance discount of 5% and bears interest equal to the three-month benchmark rate plus 5% (with a floor of 6% and 18% upon default). The Company has the option to issue additional convertible notes to the Holder with principal amounts of up to an aggregate of $70.0 million, subject to certain limitations.

On the first day of each month through June 1, 2023, the Company is required to make an amortization payment equal to $1.68 million, subject to certain increases, to be paid in shares of Common Stock (unless the Company elects to pay in cash), to the Holder, subject to certain conditions, including the equity conditions (as defined in the 2022 Convertible Note). Such amortization payment may be optionally decreased by the Company, or if agreed to in writing by the Holder and the Company, increased. On the first day of each month on or after July 1, 2023, the Company will make an amortization payment equal to $882,000 in cash (unless the Company elects to pay in shares of Common Stock, subject to certain conditions, including the equity conditions). Such amortization payment may be optionally increased by the Company, if agreed to in writing by the Holder and the Company.

The 2022 Convertible Note ranks senior to all outstanding and future indebtedness of the Company and its subsidiaries over the three-year term. The 2022 Convertible Note also contains customary affirmative and negative covenants, including limitations on incurring indebtedness, the creation of additional liens on the Company’s assets, and entering into investments. The Company is required to have shares of Common Stock reserved of at least 200% of then outstanding principal and accruable interest divided by the Holder’s conversion rate. The Holder can elect to convert at the Holder’s conversion rate of $7.06 per share, subject to certain adjustments, including but not limited to, the issuance of certain rights, options or warrants.

The Company can elect to make principal or interest payments in Common Stock instead of cash at an amount equal to 92% of the lowest daily volume weighted-average price of the Common Stock during the three-trading day period immediately prior to payment date, which cannot be less than the floor price of $2.00 per share, unless waived by the parties.

The Holder can redeem the 2022 Convertible Note in cash upon certain events specified in the 2022 Convertible Note and the Holder’s cash redemption price ranges from 5% to 15% of then-outstanding principal and unpaid interest. The Company can elect to redeem the 2022 Convertible Note in cash at an amount equal to the greater of (A) the “fixed conversion value”, as defined in the 2022 Convertible Note, plus accrued and unpaid interest and (B) if before the first year anniversary of the issuance date, 125% of then-outstanding principal and interest.

If there is an event of default under the 2022 Convertible Note, the Holder may accelerate our obligations and redeem the 2022 Convertible Note at a premium which ranges from 5% to 15% depending on the type of default (as defined in the 2022 Convertible Note).

Preferred Stock

The Certificate of Incorporation authorizes our Board of Directors to issue preferred stock in one or more classes or one or more series within any class from time to time. The voting powers, designations, preferences, qualifications, limitations, restrictions and other rights of our preferred stock will be determined by our Board at that time, any or all of which may be greater than the rights of Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

CERTAIN PROVISIONS OF DELAWARE LAW,
OUR RESTATED CERTIFICATE AND RESTATED BYLAWS

The provisions of Delaware law, our Charter, and our Restated Bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

●	prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and by specified employee stock plans; or

●	at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Charter and Restated Bylaw Provisions

Various provisions of our Charter and Restated Bylaws could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

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Undesignated Preferred Stock. Our Charter grants our Board of Directors the authority to issue up to 10,000,000 shares of preferred stock and fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by our stockholders;

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Classified Board of Directors. Our Charter provides that our Board of Directors is divided into three classes, consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board, with each class elected for staggered three-year terms expiring in successive years.

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Removal of Directors and Filling of Vacancies. Our Restated Bylaws require the vote of stockholders representing not less than two-thirds of our issued and outstanding capital stock entitled to voting power in order to remove a director from office, and directors can only be removed for cause. In addition, vacancies on our Board of Directors (including vacancies created by the removal of directors) may be filled by a majority of the remaining directors, even if less than a quorum, and each director so appointed shall hold office until his or her successor is elected at an annual or a special meeting of our stockholders. Our Board has the exclusive authority to increase or decrease the number of seats of the Board.

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No Cumulative Voting. Our Charter does not permit cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board of Directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board to influence our Board’s decision regarding a takeover.

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Special Meeting of Stockholders. Our Restated Bylaws provide that a special meeting of stockholders may be called only by a majority of our Board of Directors, our chief executive officer, our president, the chairperson of our Board of Directors, for the purpose specified in the notice of meeting. Our stockholders are not permitted to propose business to be brought before a special meeting of our stockholders.

●	No Action by Written Consent. Our Charter only permits stockholders to take actions at a duly called annual or special meeting and not by written consent.

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Advance Notice Requirements. Our Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination by stockholders of candidates for election as directors. These provisions may have the effect of deterring unsolicited offers to acquire our Company or delaying stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

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Amending our Charter of Restated Bylaws. Our Restated Bylaws can be amended by our Board of Directors by a majority vote or at least two-thirds of all then-outstanding shares of our Common Stock. Our Charter provides at least two-thirds of all then-outstanding shares of our Common Stock are required in order to amend certain provisions of our Charter.

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Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Company to the Company or our stockholders, creditors or other constituents, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or our Restated Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Charter or our Restated Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine; in each case, subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Although our Charter or our Restated Bylaws include these provisions, it is possible that a court could rule that such provisions are inapplicable or unenforceable.

Listing on the Nasdaq Capital Market

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “NMTR”.